UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR
                                 /X/Form 10-KSB

For Period Ended: October 31, 2001
--------------------------------------------
/  / Transition Report on Form 10-K
/  / Transition Report on Form 20-F
/  / Transition Report on Form 11-K
/  / Transition Report on Form 10-Q
/  / Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________


                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant:    AQUASEARCH, INC.
                            ----------------

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
73-4460 QUEEN KA'AHUMANU HWY., SUITE 110
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City, State and Zip Code  KAILUA-KONA, HI 96740
                          ---------------------

                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/     (c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Since November 30, 2001, the Company has been engaged in a Chapter 11 proceeding under the United States Bankruptcy Code in the United States Bankruptcy Court of the District of Hawaii. Additionally, as of January 16, 2002 and ratified by the United States Bankruptcy Court on January 23, 2002, the Company changed its independent accountants. As of the date of this filing, the Company's new independent public accountants, Buttke Bersch & Wanzek, PC, are unable to provide the required report and consent to file the Company's Annual Report on Form 10-KSB. This failure is not attributable to any substantive disagreement with the Company concerning the Company's proposed financial disclosures.

                 (Attach extra sheets if needed) SEC 1344 (6/94)

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Harry Dougherty                 808               326-9301
    -------------------------- -----------------    ----------------------
             (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                Aquasearch, Inc.
               ---------------------------------------------------
                  (Name of Registrant as Specified in Charter)

    Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date January 29, 2002                      By  /s/ Harry Dougherty
    -----------------------------                  ----------------------------
                                                   Harry Dougherty
                                                   Interim President and
                                                   Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 u.s.c. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                                                     ATTACHMENT

January 29, 2002


Board of Directors
Aquasearch, Inc.
73-4460 Queen Ka'ahumanu Highway
Suite 110
Kailua-Kona, Hawaii 96740

Dear Board of Directors:

This is to confirm that as of January 16, 2002 and ratified by the United States Bankruptcy Court on January 23, 2002, we were retained as Aquasearch, Inc.'s new independent accountants. Due to the fact that we have only recently been retained, we are unable to complete our report on the Company's financial statements for the fiscal year ended October 31, 2001 by the required date of January 29, 2002.

Very truly yours,


/s/ Buttke Bersch & Wanzek, PC
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